

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964



02055544

2nd October 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited
2002 Interim Dividend

We enclose for your information a notification dated 2nd October 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.



Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Dividend
Released	09:40 2 Oct 2002
Number	9495B

HONGKONG LAND HOLDINGS LIMITED

2002 INTERIM DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2002 interim dividend of the above Company. The dividend will be paid on 16th October 2002.

2002 interim dividend per share:	US cents 3.50
GBP equivalent:	2.2409 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

2nd October 2002

www.hkland.com

END

